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EXHIBIT 99.4

FOR IMMEDIATE RELEASE	MEDIA CONTACT:
January 2, 2008	Somna Maraj
Edelman
(212) 704-8175

STOCKHOLDER GROUP URGES SYMS CORP NOT TO

DEREGISTER OR DELIST COMPANY’S COMMON STOCK

Recommends that Fellow Stockholders Register their Shares to Halt Company Action

New York, NY, January 2, 2008 – A group of stockholders lead by Barington Capital Group, L.P. and Esopus Creek Advisors LLC that owns over 9.7% of the outstanding shares of Syms Corp (NYSE:SYM) announced today that it has sent a letter to the Board of Directors of the Company. In the letter, the group asks the Board to reconsider its recent decision to deregister the Company’s common stock under the federal securities laws and delist from the New York Stock Exchange, as the group believes that such actions will destroy shareholder value for the Company’s public stockholders.

As the Company may not deregister if it has 300 or more stockholders of record, the stockholder group also recommends in the letter that its fellow stockholders contact the banks or brokerage firms that hold their shares and have such shares registered in their own names. The group believes that there are over 1,000 stockholders of Syms Corp, most of whom currently have their shares registered in “street name” rather than in their own name.

A copy of the letter is attached to this press release.

About Barington Capital Group:

Barington Capital Group, L.P. is an investment firm that, through its affiliates, primarily invests in undervalued, small and mid-capitalization companies. Barington and its principals are experienced value-added investors who have taken active roles in assisting companies in creating or improving shareholder value. Barington and its affiliates have been stockholders of Syms Corp since February 2004 and own approximately 6.1% of the outstanding common stock of the Company.

About Esopus Creek Advisors:

Esopus Creek Advisors LLC is the investment advisor of Esopus Creek Value L.P., a private investment fund that invests on behalf of institutions and high net worth individuals. Esopus seeks to achieve superior returns using a hybrid value approach. Esopus and/or its affiliates have been stockholders of Syms Corp since 2003 and own approximately 3.5% of the outstanding common stock of the Company.

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[See Exhibit 99.3 for a copy of the Letter]